UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]
Exchange Act Rule 14e-2(d)(Subject Company Response) [  ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

Golden Share Mining Corporation/Silvore Fox Minerals Corp.
(Name of Subject Companies)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Alberta (Silvore Fox Minerals Corp.)
Canada (Golden Share Mining Corporation)
(Jurisdiction of Subject Company’s Incorporation or Organization)

Golden Share Mining Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities

828554 (Silvore Fox Minerals Corp.)
381182 (Golden Share Mining Corporation)
(CUSIP Number of Class of Securities (if applicable))

Philippe Giaro
349 de Contrecoeur Street
Montreal, Quebec, Canada H1L 3Y4
Telephone Number: (514) 866-4224

with a copy to:

Nikolaos D. Galanopoulos
Galanopoulos & Company
Suite 1500 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Telephone Number: (604) 895-7477

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2013
(Date Tender Offer/Rights Offering Commenced)

I

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Golden Share Mining Corporation and Silvore Fox Minerals Corp. and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit 1.1	Joint Management Information Circular Concerning the Amalgamation of Golden Share Mining Corporation ("GSH”) and Silvore Fox Minerals Corp. (“SFX”) dated June 21, 2013 (the “Information Circular”).

The Exhibit 1.1 referred to in Part I of this Form CB and attached hereto shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(b) Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “Information for United States Shareholders” beginning on page I of the Information Circular, a copy of which is furnished as Exhibit 1.1 to this Form CB.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

2.1	GSH’s Information Circular dated as of April 22, 2013 for its most recent Annual General Meeting of GSH Shareholders held on May 31, 2013 (filed on SEDAR on April 29, 2013)

2.2	GSH’s Audited Financial Statements and Management Discussion and Analysis for the year ended December 31, 2012 (filed on SEDAR on April 9, 2013) and Unaudited Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2013 (filed on SEDAR on April 30, 2013)

2.3	Independent Technical Report on the Berens River Property, dated June 19, 2013 prepared by Tafadzwa Gomwe, PHD, PGeo and Remi Verschelden, PGeo (filed on SEDAR on June 20, 2013)

2.4	SFX’s Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2012 (filed April 10, 2013 on SEDAR) and Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion & Analysis for the three months ended March 31, 2013 (filed May 30, 2013 on SEDAR)

2.5	SFX’s Technical Report on the Coxheath Copper Project, Cape Breton, Nova Scotia, Canada, dated October 3, 2007 prepared by MineTech International Limited (Authors – John O’Sullivan, P.Eng. and P.J. Hannon, M.Sc., P.Eng.) (filed April 3, 2008 on SEDAR)

The exhibits referenced in Part II (2) to this Form CB and attached hereto shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Gold Share Mining Corporation is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD SHARE MINING CORPORATION

/s/ Philippe Giaro
Philippe Giaro, CEO

June 26, 2013
(Date)